UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

QIWI plc

(Name of Subject Company (Issuer))

Otkritie Holding JSC

and

Otkritie Investments Cyprus Limited

(Names of Filing Persons (Offerors))

American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share

Class B ordinary shares, having a nominal value of EUR 0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number of American Depositary Shares)

Otkritie Holding JSC
2/4 Letnikovskaya Street, 115114

Moscow, Russia
Attention: Alexander Tarabrin
Telephone: +7 (495) 232-03-00

Otkritie Investments Cyprus Limited

Griva Digeni, 105, 1st floor,

Flat/Office 102C,

3101, Limassol, Cyprus

Attention: Kristina Khakhulina
Telephone: +357 25 02 81 52

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott I. Sonnenblick
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$694,239,084	$80,462.31

*          Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated based on 24,794,253 Class B ordinary shares, having a nominal value EUR 0.0005 per share (the “Class B Shares”), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to one Class B Share) (the “ADSs”) of QIWI plc (“QIWI”), multiplied by the offer price of $28.00 per Class B Share or ADS. The calculation of the filing fee is based on publicly available information as of June 15, 2017.

**         The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 31, 2016 by multiplying the transaction value by .0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $80,462.31	Filing Party: Otkritie Investments Cyprus Limited
Form or Registration No.: Schedule TO	Date Filed: June 16, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by Otkritie Holding JSC, a joint stock company organized under the laws of the Russian Federation (“Parent”) and Otkritie Investments Cyprus Limited, a company organized under the laws of the Republic of Cyprus and an indirect, wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”) with the Securities and Exchange Commission (the “SEC”) on June 16, 2017, and relates to the offer (the “Offer”) by the Offerors to purchase up to 24,794,253 outstanding Class B ordinary shares, having a nominal value EUR 0.0005 per share (the “Class B Shares”), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing one Class B Share) (the “ADSs” and, together with the Class B Shares, the “Securities”), of QIWI, a company incorporated under the laws of the Republic of Cyprus (such maximum number of Securities we seek to acquire in the Offer, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 63.85% of the outstanding Securities, based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs), outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F) at a price of $28.00 per Class B Share or ADS, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated June 16, 2017 (the “Offer to Purchase”) and the related Form of Acceptance or Letter of Transmittal, as applicable (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Offer to Purchase. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

  Page i of the Offer to Purchase is hereby amended by amending and restating the second full paragraph as follows:

“The Offer is not subject to any financing condition; however, we are not obligated to purchase any Securities unless at least 20,286,207 Class B Shares are properly and timely tendered and not properly withdrawn before the Expiration Time. The Offer is also subject to various other conditions, and a summary of the principal terms of the offer, including such conditions, appears on pages (1) through (8).”

  “SUMMARY TERM SHEET” is hereby amended and restated by amending and restating the fourth full paragraph on page 1 of the Offer to Purchase as follows:

“Up to 24,794,253 outstanding Class B Shares, including Class B Shares represented by American Depositary Shares (each American Depositary Share representing one Class B Share), having a nominal value of EUR 0.0005, of QIWI, but not less than 20,286,207 Class B Shares, including Class B Shares represented by ADSs. For your information, the minimum and maximum number of Securities we seek to acquire in the Offer, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% and 63.85% of the outstanding Securities, respectively, based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F.”

  “SUMMARY TERM SHEET” is hereby amended and restated by amending and restating the response to the first question on page 3 of the Offer to Purchase as follows:

“The Offer is open to all holders of ADSs and to all holders of Class B Shares. See “The Offer—Section 1—Terms of the Offer.”

  “SUMMARY TERM SHEET” is hereby amended and restated by amending and restating the response to the third question on page 3 of the Offer to Purchase as follows:

“We will purchase up to 24,794,253 Class B Shares, including Class B Shares represented by ADSs, but not less than 20,286,207 Class B Shares, including Class B Shares represented by ADSs. For your information, the minimum and maximum number of Securities we seek to acquire in the Offer, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% and 63.85% of the outstanding Securities, respectively, based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F. See “The Offer—Section 1—Terms of the Offer.””

  “SUMMARY TERM SHEET” is hereby amended and restated by amending and restating the response to the fourth question on page 3 of the Offer to Purchase as follows:

“Yes. The Offer is conditioned on at least 20,286,207 Class B Shares, including Class B Shares represented by ADSs, being tendered. See “The Offer—Section 1—Terms of the Offer.””

  “SUMMARY TERM SHEET” is hereby amended and restated by amending and restating the response to the seventh question on page 3 of the Offer to Purchase as follows:

“The Offer is conditioned upon there being properly and timely tendered in accordance with the terms of the Offer and not properly withdrawn, prior to the Expiration Time, at least 20,286,207 Class B Shares, including Class B Shares represented by ADSs (the “Minimum Condition”). For your information, 20,286,207 Class B Shares, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% of the outstanding Securities (based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F). See “Introduction” to this Offer to Purchase.”

  “INTRODUCTION” is hereby amended and restated by amending and restating the second paragraph of such section on page 9 of the Offer to Purchase as follows:

“The Offer is conditioned upon there being properly and timely tendered in accordance with the terms of the Offer and not properly withdrawn, prior to the Expiration Time (as defined below), at least 20,286,207 Class B Shares, including Class B Shares represented by ADSs (the “Minimum Condition”). For your information, 20,286,207 Class B Shares, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% of the outstanding Securities (based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F).”

  “INTRODUCTION” is hereby amended and restated by amending and restating the fourth paragraph of such section on page 9 of the Offer to Purchase as follows:

“The Minimum Condition will be satisfied if at least 20,286,207 Class B Shares, including Class B Shares represented by ADSs, are properly and timely tendered in the Offer and not properly withdrawn.”

  “THE OFFER—Procedures for Tendering Securities” is hereby amended and restated by amending and restating the first paragraph under the heading “Determination of Validity” on page 16 of the Offer to Purchase as follows:

“We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Securities, and our determination will be final and binding (subject to the right of any party to seek judicial review in accordance with applicable law). We reserve the absolute right to reject any or all tenders of Securities that we determine not to be in proper form. We also reserve the absolute right to waive any defect or irregularity in any tender of Securities. No tender of Securities will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Offerors, the Receiving Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Form of Acceptance or Letter of Transmittal, as applicable, and the instructions thereto) will be final and binding (subject to the right of any party to seek judicial review in accordance with applicable law).”

  “THE OFFER—Conditions to the Offer” is hereby amended and restated by amending and restating the first paragraph under the heading “Conditions to the Offer” on page 33 of the Offer to Purchase:

“Notwithstanding any other provision of the Offer, the Offerors shall not be required to accept for payment or pay for any Securities pursuant to the Offer, if immediately prior to the acceptance time for payment the Minimum Condition is not satisfied. The Offer is conditioned upon there being properly and timely tendered in accordance with the terms of the Offer and not properly withdrawn, prior to the Expiration Time, at least 20,286,207 Class B Shares, including Class B Shares represented by ADSs. For your information, 20,286,207 Class B Shares, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% of the outstanding Securities (based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2017

Otkritie Holding JSC

By:	/s/ Alexander Tarabrin
	Name:	Alexander Tarabrin
	Title:	General Counsel

Otkritie Investments Cyprus Limited

By:	/s/ Kristina Khakhulina
	Name:	Kristina Khakhulina
	Title:	Director